Exhibit 99.1
LJ INTERNATIONAL (Nasdaq/GM: JADE) Reach, China Focus 1

Cautionary Note Regarding Forward-Looking Statements This This presentation contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “expects,” and similar references to future periods. Examples of forward-looking statements include, but are not limited to, statements we make regarding our guidance relating to our operating results for the year of 2010, 2011 and 2012 including total revenues and earnings per fully diluted share. The foregoing is not an exclusive list of all forward-looking statements we make. Any forward-looking statement made by us in this presentation speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us top redict all of them. We under take no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

FINANCIAL SNAPSHOT Symbol Nasdaq/GM: JADE Recent price (September 2010): $3.60 Forward looking P/E ratio (FY 2010): 8.5 Market capitalization: $89 million Working capital1: $79.2 million Revenue (Q2 2010): $33 million Revenue (FY 2009): $110.5 million Net income (Q2 2010): $2.3 million Net income (FY 2009): $3.7 million EPS (Q2 2010): 0.09 EPS (FY 2009): 0.15 1. As of 6/30/2010 Source: Thompson Reuters, SEC Filings 3

ABOUT LJ INTERNATIONAL A leading global manufacturer and wholesale distributor of fine jewelry A fast-growing jewelry retail chain in China Owner of a distinctive brand - ENZO - with “affordable luxury” appeal to China’s rising middle-class consumers 4

MINE-TO-CONSUMER MODEL Two Key Vertical integration Principles & Commitment to quality Company origins in manufacturing Distribution grew to become LJI’s current core business ENZO retail chain now leverages existing supply-chain efficiencies 5

THE INVESTMENT CASE

- China's economy is experiencing rapid growth, with growing consumer affluence enhancing the luxury-retail outlook.
- LJI's expansion is fueled by the ENZO brand, first-mover advantage and 20+ year jewelry manufacturing foundation
- ENZO's up-market colored gemstone jewelry gives it unique cachet among key 25-40-year-old consumer segment.
- LJI's retail-based growth strategy produces double-digit revenue and EPS growth.
- ENZO expects to open 100+ new stores over next 2 years, accelerating growth in margins and net income.

THE BOTTOM LINE: JADE spells *OPPORTUNITY* for investors who want to capitalize on China's retail boom.

ENZO 6

FINANCIAL SUMMARY Revenue totaled $33M for Q2-2010, $59.8M for 1st-half 2010 Retail (ENZO) Q2-2010 revenues 57% year-over-year to $16.7M Wholesale Q2-2010 revenues 38% to $16.3M ENZO gross margins remained well over 50% (54% in Q2-2010) ENZO’s Q2-2010 operating income was $4.3M, 13% of revenues Company-wide margins widened as retail share of revenues grew and operating costs were contained EPS in Q2-2010 to $0.09 from $0.01 a year earlier 1. As of 6/30/2010 Source: Thompson Reuters, SEC Filings 7

TIMELINE Company Founded Gemstone Factory & Gold Factory (5 employees) Manufacturing in PRC Shanton- 45,000 sq ft factory completed Began Client Relationship with 200+ retail stores total Began Client Relationship with 50 Employees Shenzen- 50,000 sq ft factory $2M invested Nasdaq IPO Began Client Relationship with Zales Enzo Retail 1st foreign jewelry retailer in China 118 Stores Across Chinese Territories (42-Eastern) (32- Northern) (20- South Central) (15- North East) (9- South West) 1987 1990 2003 2011 1998 1988 2002 2005 2010 8

MANUFACTURING HISTORY 1987 LJI founded - 5 workers in small gemstone factory in Hong Kong 1988 Gold factory added with 50 workers 1990 45,000 square-foot factory in Shantou built in February $600,000 1998 ”Built $2M, 50,000 sq. ft. factory in Shenzhen 2003 ”Shenzhen operations consolidated, currently totals 100,000 sq. ft. 9

WHOLESALE HISTORY economic Long-term events sales relationships - all sustained through recent QVC-USA-22 yrs, QVC-UK-13 yrs. Japan Leading Accounts - North America followed by Europe and Wholesale regaining momentum revenues peaked at $118M in 2007; currently 38% YOY in Q2-2010 10

WHOLESALE PARTNERS Long-Term Customer Base QVC: USA 22 years QVC: UK 13 years Fred Meyer 9 years Sterling 9 years Zales 8 years Home Shopping 7 years Network QVC: Germany 7 years Helzberg 7 years QVC, Japan 6 years 11

RETAIL HISTORY 2004 ’1st retail outlet opened in Shanghai 2005 -ENZO brand officially introduced 2005-08 -Store count reached 100 within 3 years -Retails operations experience “learning phase” for location selection 2008-09 and sales force training 2010 -Inflection point - expansion resumes - 118 store count as of 8/31/10 200+ stores to be opened by mid-2012 Retail revenues $50M in 2009 12

ENZO ROAD MAP: NATIONWIDE COVERAGE Existing Retail Stores = 118 Summer 2010 North East 15 Stores (Shenyang: 5) Northern Territory 32 Stores (Tianjin: 9) (Beijing: 15) Eastern Territory 42 Stores (Shanghai: 20) South West Territory 9 Stores Central South Territory 20 Stores (Macau: 1) (Hong Kong: 1) 13

ROAD MAP: COVERAGE OF TOP THREE METRO TIERS Store Count as of: Tier 1 Tier 2 Tier 3 Total Aug. 31, 2010 37 47 34 122 (actual) Mid- 2012 59 94 47 200 (projected) Projected % 59% 100% 38% 69% Growth Tier 3 cities: Approx. 200 (population 1M) Tier 2 cities: 20+ provincial capitals (populations 5M) Tier 1 cities: Largest and most developed (e.g. Shanghai, Beijing, Guangzhou, Shenzhen) with less potential for further growth. ENZO focuses on Tiers 2 & 3 Cities - pent-up demand and disposable income. Most foreign-based retailers have focused on Tier 1 14

THE LJI-ENZO GROWTH FORMULA Market: China’s rising consumer affluence spurs jewelry demand Branding: ENZO is moving up-market Efficiency: Nearly all ENZO stores now are profitable Expansion: ENZO is set to open 90 new LJI Wholesale: Revenues are growing and division is profitable Capital: LJI maintains a healthy cash position with minimal long-term debt 15

STRATEGY EVOLUTION FROM WHOLESALE-ONLY TO WHOLESALE-RETAIL MIX Wholesale LJI’s initial business Blue-chip customers worldwide LORENZO Solid foothold in industry No customers lost during recession Retail Started in 2004 Chain has grown to 118 stores as of 8/31/10 Produces 50% of total corporate revenues, 75% of operating profit (Q2 2010) 200+ stores expected to be operating by 2012 16

LJI-ENZO AND CHINA’S CHANGING JEWELRY MARKET Until 1980s, jewelry in China was synonymous with gold Diamonds made inroads after 1980 and are a mainstay of jewelry business ENZO’s colored gemstones cater to growing customer demand ENZO sales mix (Q2 2010): Diamond: 41% Gemstone: 45% Gold: 14% 17

ENZO’S EDGE: COMPETITORS Established name brand. Original styles created by in-house top talent. Ability to meet pent-up demand. Focus on Tier 2 & 3 cities where there are new customers, pent-up demand, disposable income. Initial debut into market. Replicate or use out-dated designs. Unable to manufacture and distribute on a mass scale. Tier 1 focus among higher-end competitors and saturated market. 18

LUXURY SECTOR GROWTH Per-capita income of urban Chinese rose 8.8% in 2009 Urban population growth projected at 2.5% or more per year (McKinsey) China expected to be the world’s largest luxury goods market in 5 to 7 years (Boston Consulting Group - Jan. 2010) Jewelry sales exceeded rise in real income by more than 5% in 2009 Conclusion: Demographics and economic growth point to 15% minimum CAGR in retail jewelry market 19

LJI-ENZO’s “AFFORDABLE LUXURY” aura ENZO of targets high-end consumers products seeking without the Tiffany/Bulgari cost. mobile Key ENZO women, demographic age 25- 40 is upwardly 2011/2012 LJI (wholesale) collection aims lower; is largely in $ amethyst 100-$200 and range; garnet aquamarine, are typical stones. higher ENZO price - generally range is $ 500 several -$1K, times but can typical be gemstone up to $15 .K; tourmaline is 20

BRANDING: ENZO’S SWEET SPOT ENZO’s upgraded product lines target the mid-to high-end consumer market with a taste for foreign brands ENZO benefits from high-end retailers now marketing colored stones - our historic specialty 21

ENZO INSIDE All stores (except one new stand-alone) are in malls Store rent is a % of sales (vs. fixed cost) 1-year leases enable greater location mobility Sales force is “ENZO trained” in gemstones and all retail product lines 22

ENZO RETAIL STORE OPENING Tianjin Retail Store Aug. 2010 23

Lovely Heart Collection Latest promotion at ENZO stores 10K pieces expected to be sold Volume is above 6K for last-year’s “Lucky Star” promotion - a sign of scalability Promos serve multiple purposes: - Jewelry education (colored stones are still new to China consumers) - Cross-selling - Slow-season traffic driver 24

Diana Collection 25

Lorenzo Collection 26

Cape Diamond 27

Color of Tourmaline 28

Time Collection 29

THE ENZO EFFECT: RETAIL REVENUES BOOST LJI’S EPS GROWTH 2007 2008 2009 2010 p 2011 p 2012 p JADE revenues (left scale, $million) JADE EPS (right scale) 30

EXPERIENCED MANAGEMENT TEAM Yu Chuan Yih, Chairman & Chief Executive Officer Company founder and corporate visionary 20-plus years of leadership in the jewelry industry Hands-on expertise in production engineering and colored gemstone cutting Former President of Hong Kong Gemological Institute of America (GIA) Honorary Chairman of the Guangdong Gold and Silver Jewellery Association Chairman of Hong Kong Gemstone Manufacturers’ Association Ringo Ng, Chief Financial Officer Joined Company as CFO in 1997; became a Director in 2001 Former senior auditor with Moores Rowland C.A., Certified Public Accountants Bachelor of Science degree in civil engineering from the University of London Master’s in Accounting and Commercial Administration from Univ. of New South Wales Certified practicing accountant of the Australian Society of CPAs Alfonsa Au, Chief Operating Officer Has been with Company since its founding in 1987 Management experience covers all aspects of LJI’s vertically integrated operations Joined LJI’s Board of Directors in 1994 31

Q & A 32

Company Contact Ringo Ng, Chief Financial Officer LJ International Inc. 1212 Block A, Focal Ind Center 21 Man Lok Street, Hunghom Hong Kong Tel: 852-2170-0018 ringong@ljintl.com www.ljintl.com Investor Contact Jennifer K. Zimmons, Ph.D. Cooper Global Communications LLC 410 Park Avenue - Suite 420 New York, NY 10022 Tel. (212) 317-1400 Fax (212) 317-1184 jzimmons@cooperglobalcommunications.com 33